March 26, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.
Draft Registration Statement on Form S-1
Submitted December 5, 2014
CIK No. 0001615153

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. (“Fenix” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in Ms. Parker’s letter dated December 31, 2014 to Kent Robertson, the Company’s Chief Executive Officer, relating to the draft registration statement (the “Registration Statement”) on Form S-1 confidentially submitted by the Company on December 5, 2014. The Company is confidentially submitting Amendment No. 1 to the Registration Statement concurrently with the delivery to you of this response letter. All page numbers below refer to the Company’s Amendment No. 1 to the Draft Registration Statement. Please note that due to some of the edits, page numbers for some sections in Amendment No. 1 do not agree with their previous page numbers. For the Staff’s convenience, we have reproduced the Staff’s comments below in italic type face before each of our responses. We are furnishing the Staff with two clean and marked “courtesy” copies of Amendment No. 1 by separate overnight delivery.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company, nor anyone authorized on its behalf, has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company intends to meet with a small number of qualified institutional buyers and/or accredited institutional investors in the near future. The Company intends to visually display at such meetings a presentation slide deck. The Company will supplementally provide the Staff with copies of the aforementioned presentation slide deck as soon as available. Pursuant to Rule 418 under the Securities Act, the presentation slide deck shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company respectfully requests that the Staff return all copies of such materials to the Company.

Summary, page 1

The Offering, page 7

2.	We note the reference to “one share of [y]our special nonvoting stock.” Please expand to clarify the nature of this special nonvoting stock. In this regard, we note your discussion of the special voting stock on page 102.

Response: As an initial matter, the Company has corrected the reference to “special nonvoting stock” to read, “special voting stock.” The Company has linked the description of its special voting stock on page 111 to the reference on page 8 to its one share of special voting stock. The Company believes that expanding the bullet point presentation of this item on page 8 to include the more detailed explanation of the nature of special voting stock appearing on page 111 would (i) detract from the purpose of presenting the reference to special voting stock on page 8 as part of a summary, bulleted list of conditions applicable to the presentation of share, per share and financial data presented in the prospectus; and (ii) potentially misdirect investors as to the importance of this bulleted item as opposed to other bulleted items included in the list.

Risk Factors, page 13

We are subject to environmental regulations and incur costs, page 15

3.	We note on page 70 that you conducted environmental due diligence at twelve of the thirteen facilities operated by the founding companies. Please revise to discuss the fact that you have not conducted environmental due diligence at one of the facilities operated by the founding companies and any material implications, or please tell us why this is not necessary.

Response: The Company has completed its environmental due diligence at the thirteenth facility. Accordingly, the Company has revised its disclosure on page 78 to state that it has performed environmental due diligence on the thirteen facilities operated by the Founding Companies. No change is required to the risk factor on pages 15 and 16.

Cautionary Disclosure Regarding Forward-Looking Statements, page 24

4.	As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Response: The Company has removed references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act from the disclosure on page 24.

Use of Proceeds, page 26

5.	We note the statement that one of the principal purposes of this offering is to “provide [you] with flexibility in the future, including to acquire additional businesses, either with the net proceeds from this offering or through the publicly traded common stock [you] create through this offering.” Please disclose whether you currently have any understandings or agreements with any companies related to acquisitions of businesses in addition to those you have with the founding companies.

Response: With the exception of confidentiality agreements, the Company currently does not have any understandings or agreements with any companies related to acquisitions of businesses in addition to those it has with the Founding Companies. The Company has updated its disclosure on page 26 to clarify this point.

Capitalization, page 28

6.	We note that you intend to enter into a credit facility with BMO Harris Bank that will become effective concurrent with the closing of this offering. Please tell us and provide clarifying disclosure to describe the nature and amount of the borrowings that will be available under the terms of the new credit facility to be obtained in connection with the offering and whether you will draw on the facility upon the offering.

Response: The Company has not reached agreement with BMO Harris Bank on the terms of the proposed credit facility. The Company undertakes to provide clarifying disclosure regarding the nature and amount of borrowings that will be available under the terms of the credit facility in a subsequent amendment to the Registration Statement as such information becomes available.

Management’s Discussion and Analysis, page 40

Business Combinations, page 41

7.	Given the significance of the acquisitions to be completed in connection with the offering, please expand your disclosures in more detail in terms of the key assumptions used to determine the fair values of tangible and intangible assets recognized and your basis for useful lives and amortization methodologies which differs for various types of assets (straight-line vs. accelerated).

Response: The Company has updated its disclosure on pages 41 and 42 to provide more information on key assumptions used to determine the fair values of tangible and intangible assets recognized and the useful lives and amortization methods for these assets.

Pro Forma Combined-Results of Operations, page 44

8.	We note that your presentations involve a comparison of a 2014 nine month period to a 2013 twelve month period and, as such, focuses more on percentage relationships rather than absolute dollar differences. However, you did not provide discussion of any insights related to the underlying reasons behind significant changes of material income statement line items between reporting periods. In that regard, please provide a more robust discussion of your operations on a pro forma basis including underlying reasons behind significant changes, any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your earnings. Refer to Item 303 of Regulation S-K.

Response: Because the Company has updated its presentation of historical financial statements in Amendment No. 1 to the Draft Registration Statement to include the year ended December 31, 2014, the Registration Statement no longer contains pro forma data for the nine months ended September 30, 2014 or the year ended December 31, 2013. As such, in lieu of a comparison of the pro forma operating results for those periods, the Company has revised its disclosures on pages 45 and 46 to compare the pro forma operating results for the year ended December 31, 2014 to the unadjusted aggregated operating results (the arithmetic sum total) of the Founding Companies for the year ended December 31, 2013. In such revised disclosure, the Company has provided a discussion of the underlying reasons behind significant changes, known trends or uncertainties that have had or that the Company reasonably believes will have a material impact on its earnings.

Business, page 61

Our Competitive Strengths, page 63

Attractive Financial Model, page 64

9.	Please revise to explain how the functioning of your “highly variable cost structure” enables your business to deliver strong results through a variety of business cycles.

Response: The Company has revised its disclosure on page 71 to more fully describe the variability of its cost structure and how that correlates with its results of operations.

Our Business Operations, page 66

Distribution, page 67

10.	Please revise to describe the current operations of your regional transfer hub including which facilities it services. In addition, in your Facilities discussion on page 69, please state briefly the location and general character of your transfer hub in its current form.

Response: The Company has revised its disclosure on page 74 to more fully describe the transfer hub and has added disclosure regarding the location and character of the transfer hub on page 78.

Certain Relationships and Related Person Transactions, page 86

The Combinations with the Founding Companies, page 86

11.	We note the statement on page 87 that “[i]nvestors should not rely on the representations and warranties contained in the Combination Agreements or any description thereof as characterizations of the actual state of facts or condition of the Founding Companies.” General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please revise accordingly.

Response: The Company has revised the statement on page 96 to delete the language noted in the Staff’s comment.

Other Payments, page 91

12.	We note on page 91 that you will enter into a construction reimbursement agreement with Jerry Brown’s shareholders and on page 92 that you will enter into a purchase and option agreement with the members of GO Pull-It LLC. It appears that these agreements are not reflected in the exhibit index. Please tell us whether prior to effectiveness you intend to file finalized agreements as exhibits to your registration statement. If not please tell us why you believe you are not required to do so.

Response: The Company filed these agreements as exhibits to other documents that are listed as exhibits in the Exhibit Index. The Construction Reimbursement Agreement with Jerry Brown’s shareholders is attached as Exhibit E to the Combination Agreement among the Company and Jerry Brown’s shareholders filed as Exhibit 10.13 to the Registration Statement. The Purchase and Option Agreement with the members of GO Pull-It, LLC is attached as Exhibit G to the Combination Agreement among the Company and the members of Green Oak Investments LLC, dba GO Auto Recycling filed as Exhibit 10.11 to the Registration Statement.

Unaudited Pro Forma Combined Financial Statements

13.	Please explain to us your basis of labelling your pro forma financial statements as “combined” here and elsewhere throughout the filing in light of the fact that the founding companies were not under common control or remove your reference of the pro forma financial statements as “combined.”

Response: As the Founding Companies were not under common control in the pre-Combination period, we have removed all references to “combined” pro forma financial statements.

(3) Combination Consideration and Allocation, page F-11

14.	Refer to footnote (b) and (c). It appears that different results may occur depending on various factors described in the adjustments in this section. If you expect that significantly different results may occur, please revise the pro forma presentations to give effect to the range of possible results, pursuant to Rule 11-02 (b) (8).

Response: While the purchase consideration ultimately paid for the Founding Companies, as described in footnotes (a), (b) and (c) on pages F-9 and F-10, may differ depending on a number of factors such as the public offering price, these differences are not expected to result in any significant changes to the pro forma statement of operations for the year ended December 31, 2014. Any changes to the offering price (footnotes (a) and (b)) affect only shareholders’ equity and goodwill of Fenix Parts, Inc. Any changes to any working capital or property and equipment balances (footnote (c)) affect only those pro forma balances and goodwill, which, in turn, would only have a minimal impact on pro forma operating results (via, for example, differing pro forma depreciation expense). As such, the Company does not believe additional pro forma presentations are required pursuant to Regulation S-X Article 11 Rule 11-02 (b)(8). The Company has amended the descriptions of the items on pages F-9 and F-10 to include more information on ranges of offering prices and the effect on the fair value of the purchase consideration.

15.	Refer to footnote (e). Explain to us why construction reimbursement for capital expenditures is part of your purchase price consideration.

Response: The Company’s Combination Agreement with Jerry Brown, Ltd. contains a provision stating that the Company will fund up to $2,415,000 in new building construction, improvements, equipment, furniture and fixtures. This provision was negotiated with Jerry Brown’s shareholders because, during the negotiation of this Combination, they were in the process of constructing a new building of approximately 30,000 square feet and performing other site work at Jerry Brown’s location in Queensbury, New York. The new building and related assets will be included as part of the net assets acquired by the Company in the Combination. In addition, all payments under this reimbursement provision will be based on expenditures by Jerry Brown before closing of the Combination and no amounts to be paid under this provision are contingent on actions after closing. For these reasons, the Company expects to account for payments made under this provision as additional purchase price.

(4) Unaudited Pro Forma Combined Balance Sheet Adjustments, page F-14

16.	Refer to adjustment (d). Please expand your disclosure to describe the nature of the adjustment titled “Option to acquire GO Auto affiliate,” and how it was calculated. Similarly, provide the same information for the adjustments titled “indemnification asset,” and “deferred extended warranty revenue.”

Response: The Company has revised its disclosure in footnote 3 on page F-11 (notes (i), (ii) and (iii)) to more fully describe the nature of the adjustments.

(5) Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-15

17.	Refer to adjustment (p). Please revise to disclose the significant assumptions that were used to calculate the fair value adjustment to deferred warranty revenues.

Response: The Company has revised its disclosure on page F-13 (adjustment (l)) to cross-reference to a fuller description of the nature of the adjustment.

18.	Refer to adjustment (q). Your disclosure in Note 6 of Fenix Parts, Inc. indicates that effective October 1, 2014, the Chief Executive Officer and Chief Financial Officer have received and agreed to the terms of employment letters which stipulate a base compensation and employment of one year. Please describe any renewal provisions of these agreements. In addition, as these agreements appear to be directly related to the combinations, factually supportable, and have a continuing impact, please revise your pro forma financial statements to reflect the related adjustments.

Response: The Company has revised its disclosure on page 93 to describe the renewal provisions in these agreements. Additionally, the Company has made changes to adjustment (m(ii)) on page F-13 to reflect the effect of these employment arrangements on the pro forma statement of operations for the year ended December 31, 2014 as if they were in effect as of the beginning of the period.

19.	Refer to adjustment (u) and (v). Your notes to the pro forma financial information should clearly explain how both historical and pro forma basic and diluted earnings per share were calculated or determined. In this regard, the effects of the stock split should be explicitly addressed in your calculations.

Response: The Company has revised its disclosure on page F-15 to show the calculation of pro forma basic and diluted earnings per share.

20.	Refer to adjustment (t). Please revise to clearly explain how this adjustments was calculated with specific references to variable interest entities are no longer consolidated.

Response: The Company has revised its disclosure on page F-14 (adjustment (p)) to clearly explain the adjustment.

Fenix Parts, Inc. Financial Statements

Note 1.    Business and Liquidity, page F-22

21.	We note your disclosure indicating that the company has two employees who were not taking salaries. Based on your Executive Compensation disclosures on page 79, it appears that you anticipate significant compensation arrangements to be in effect for 2015, while Note 6 indicates that effective October 1, 2014, the Chief Executive Officer and Chief Financial Officer have received and agreed to the terms of employment letters which stipulate a base compensation and employment of one year. Please explain to us if compensation expenses were recognized in the financial statements despite the fact that the employees did not take salaries, or, if they were forgiven and accounted for as contribution to capital. If the financial statements do not include compensation at fair market levels for services provided by the company’s executives/employees, please explain your accounting. Refer to SAB Topic 1.B.1.

Response: No compensation expense relating to the two employees is recognized in the historical financial statements of Fenix Parts, Inc. for the period from January 2, 2014 (inception) to September 30, 2014. This accounting is appropriate because these employees did not receive anything of value from Fenix or any other party for their employment services during that period. SAB Topic 1.B.1 describes a situation where expenses, such as officer salaries, are paid by a parent on behalf of its subsidiary. That SAB Topic requires a reasonable allocation of expense to the subsidiary’s stand-alone financial statements. However, as no consideration was paid by any party to these individuals, there is no expense to allocate. No related party provided compensation to the Fenix officers either, so the analogy in SAB Topic 5T to ASC 718-10-15-4 is also not applicable. Furthermore, while these executives have equity interests in Fenix, these interests were purchased on the same terms and amounts as those of other similar investors (as described on page 95) and, as such, these executives did not receive any incremental interests pursuant to their employment services.

Notwithstanding the above discussion, as the Company discloses on page 88, it began to accrue, but not pay, the salaries for the two employees as of October 1, 2014, and compensation expense in respect of this accrual has been recognized in the Company’s financial statements for the period ended December 31, 2014.

In addition to the revisions to the Registration Statement discussed above, Amendment No. 1 contains additional changes to update information presented in the Registration Statement (including the presentation of the Company’s audited financial statements as of December 31, 2014), to clarify matters that the Company identified on its own, or that are immaterial modifications.

The Company and its representatives wish to thank the Staff for completing its review of the Registration Statement. If we can facilitate the Staff’s further review of this Registration Statement, as amended by Amendment No. 1, or if the Staff has any questions about any of the information set forth herein, please call the undersigned or my colleagues, Robin Friedman or Georgann Joseph, or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com, rcfriedman@jocolaw.com and gjoseph@jocolaw.com.

Sincerely,

/s/ Craig P. Colmar

Craig P. Colmar